

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2012

Via Facsimile
Kathryn Fagan
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
Suite 2902
New York, NY 10036

  Re: **Annaly Capital Management, Inc.**
     Form 10-K for Fiscal Year Ended
     December 31, 2011
     Filed February 28, 2012
     File No. 001-13447

Dear Ms. Fagan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Mortgage Backed Securities, page 6

1. We note your disclosure on page 6 that the age of mortgage loans is one of the factors that affect the rate at which mortgage prepayments occur. In future Exchange Act reports, please provide information about the age of the mortgage loans underlying your mortgage-backed securities, or advise us why you believe loan seasoning data is not material.

Interest Rate Risk Management, page 15

2.   We note your disclosure of the defined term "duration" on page 15. Please advise us why "duration," which appears to measure the impact on the market value of your assets that would be caused by a 1% change in interest rates, is expressed in years.

Item 1A.   Risk Factors, page 17

3.   We note your disclosure related to the potential impact of federal loan modification programs. In preparing future Exchange Act reports, please consider the requirements of Item 503(c) and Item 303 of Regulation S-K with respect to disclosure requirements regarding pending legislation. The Commission has provided interpretive guidance with respect to assessing the disclosure requirements triggered by a known uncertainty, such as pending legislation or regulation, in Securities Act Release Nos. 33-6835 (May 18, 1989), 33-8350 (December 19, 2003), and 33-9106 (February 2, 2010). If you determine disclosure is required based on the analytical framework discussed in these releases, please describe, to the extent reasonably practicable, the impact the legislation or regulation is reasonably likely to have on your particular portfolio.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

4.   We note your disclosure on page 41 regarding the declining trend in your net interest rate spread. In future Exchange Act reports, please include an analysis of any trend in this significant performance measure. Your analysis should include, when applicable, a discussion of market conditions or portfolio characteristics, such as the relationship between available asset yields on new investments and the yield on assets expected to be repaid, that you believe are reasonably likely to impact your future net interest rate spreads.

5.   We note your disclosure on page 54 regarding your repurchase agreement borrowings and your disclosure on page 14 regarding haircuts and excess capital cushions. In future Exchange Act reports, please disclose your weighted average haircuts and excess capital cushions and address, if material, any trends related to the amounts of these lender protections.

6.   We note your disclosure in the risk factors and elsewhere about the possibility of lender margin calls. In future Exchange Act reports, please provide additional disclosure regarding the mechanics by which your lenders can require a margin call, such as the objective nature of any valuation of collateral, whether the valuation is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided.

7.   Please provide us a schedule of any repo lenders that hold excess collateral in an amount in excess of 5% of your stockholder's equity. We may have further comment.

8.   We note your disclosure on page 54 regarding your typical debt-to-equity ratio, and that the actual (and current) ratio may vary depending on market conditions. In future Exchange Act reports, to the extent your debt-to-equity ratio is outside this typical range, please provide a more detailed description of the specific factors that you considered in determining your actual debt ratio.

9.   We note the disclosure on page 54 of your weighted average pay rate on swaps. In future Exchange Act reports, please discuss any material trends in your weighted average pay rate that you believe are reasonably likely to impact financial performance in future periods.

10.   We note your disclosure of reverse repurchase agreements average daily amounts and period end amounts. In future filings, please explain why there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end. Additionally, please include a comparable table and explanations for your repurchase agreements. Please provide us an example of your proposed disclosure.

Financial Statements

Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies, page F-6

11.   It appears that you have one reportable business segment. On page F-17, you disclose that RCap invests, in part, for speculative purposes to achieve capital appreciation. Please tell us how you determined it is not necessary to present a reportable segment for speculative trading.

Repurchase Agreements, page F-8

12.   We note that you have entered into a significant amount of repurchase agreements. Please advise us if any of your transactions are repurchase financings under ASC 860-10-40-42. If so, please tell us your accounting policy for these transactions, whether they are accounted for as separate or linked and consider expanding your disclosure in future filings accordingly.

7. Repurchase Agreements, page F-16

13.   Please tell us how your disclosure complies with Rule 4-08(m)(1)(ii)(A) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney Advisor, at 202-551-3386 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief